UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

  X  Form 10-K     Form 20-F     Form 11-K       Form 10-Q      Form N-SAR
-----         -----         -----          ------          -----

                      Commission file number 33-14711 LA
                                             -----------

                    American International Assets, Inc.
                    -----------------------------------
                        Full Name of Registrant


                       135-27 38th Avenue, Suite 328
                     ----------------------------------
         Address of Principle Executive Offices (street and number)

                          New York, New York 11354
                         -------------------------
                          City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X       (a)  The reasons described in reasonable detail in Part III of
------         this form could not be eliminated without unreasonable
               effort of expense;

  X       (b)  The subject annual report, semi-annual report, transition
------         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
               portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c)  The accountant's statements or other exhibit required by
------         Rule 12b-25 (c) has been attached if applicable.





                            Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen days of the date the original report was due.

                        Part IV - Other Information

     Name and telephone number of person to contact in regard to this notification.

          Nicholas Hsu               (718)           762-6226
          --------------------     ---------      -----------------
          Name                     Area Code      Telephone Number


1. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

            X   Yes      No
          -----     -----

2. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                Yes   X   No
          -----     -----

3. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                    American International Assets, Inc.
                    -----------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 30, 2004           By: /S/ Nicholas Hsu
                                       ----------------------
                                       Nicholas Hsu
                                       Chief Executive Officer